United States securities and exchange commission logo





                             June 24, 2020

       Brian Roberts
       Chief Financial Officer
       Lyft, Inc.
       185 Berry Street
       Suite 5000
       San Francisco, CA 94107

                                                        Re: Lyft, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 28,
2020
                                                            File No. 001-38846

       Dear Mr. Roberts:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Operations and Support, page 66

   1. Please tell us your consideration of the acquisition and ongoing maintenance of your network of shared bikes
and scooters as you only include 'direct costs' in your cost of revenues. Certain costs
of ongoing maintenance and support of this network appear
                                                        integral to the
generation of this revenue source and should be included in cost of revenues. In this
regard, we note 'Operations and support costs' increased almost $300 million in 2019 in
conjunction with the expansion of your network of shared bikes and scooters. Refer to Rule
5-03(b)(2) of Regulation S-X.
 Brian Roberts
FirstName LastNameBrian Roberts
Lyft, Inc.
Comapany NameLyft, Inc.
June 24, 2020
Page 2
June 24, 2020 Page 2
FirstName LastName
Non-GAAP Financial Measures
Contribution and Contribution Margin
Reconciliation of Non-GAAP Financial Measures, page 70

2. Referencing the adjustment 'Changes to the liabilities for insurance required by regulatory agencies attributable to prior periods' used to calculate the Non-GAAP financial measures contribution and contribution margins, please explain to us why increases in insurance reserves is not considered part of the recurring operating expenditures of your business. Refer to Questions 100.01 and 100.04 of the Compliance
         and Disclosure Interpretations on Non-GAAP Financial Measures, updated April 4, 2018.
Notes to Consolidated Financial Statements
Note 4. Goodwill and Intangible Assets, Net, page 96

3. Please explain to us how you determined the future amortization of intangible assets, specifically for contractual relationships, that will be recorded in cost of revenue and operating expenses for the next five years and thereafter. In your response, please address how you assigned useful lives of 3-12 years to 'Contractual relationships - cities' for those intangible assets acquired from Motivate in 2018 disclosed on page 95. It appears your overall amortization of intangibles will decline from $35 million in 2019 to approximately
         $25 million and $13 million in 2020 and 2021, respectively.
Note 7. Leases
Flexdrive Program, page 101

4. We note you disclose the right-of-use (ROU) assets and liabilities for vehicles leased as part of your Flexdrive Program, but do not disclose vehicles leased as part of your Lyft
         Rentals programs which was tested in two major metropolitan areas in 2019 as a flexible car rental program. Please tell us and disclose in this note vehicles leased as part of Lyft
         Rentals, if material, that are included on your balance sheet at December 31, 2019. Refer to ASC 842-30-50.
 Brian Roberts
FirstName LastNameBrian Roberts
Lyft, Inc.
Comapany NameLyft, Inc.
June 24, 2020
June 24, 2020 Page 3
Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Amy
Geddes, Senior Staff Accountant, at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff
Attorney, at (202) 551-3797 or Mara Ransom, Office Chief, at (202) 551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Lisa Stimmell